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                                UNITED STATES               OMB Number:    3235-
                      SECURITIES AND EXCHANGE COMMISSION    Expires:    June 30,
                            Washington, D.C. 20549          Average estimated
                                                            burden hours per
                                 FORM 12b-25                response . . . . . .
                            NOTIFICATION OF LATE FILING     --------------------
                                                            --------------------
                                                               SEC FILE NUMBER
                                                            --------------------
                                                                 CUSIP NUMBER
(Check One): /X/ Form 10-K  / / Form 20-F  / / Form 11-K    --------------------
             / / Form 10-Q  / / Form N-SAR

                 For Period Ended:    JUNE 30, 1996
                                   -----------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ----------------------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
- --------------------------------------------------------------------------------
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant


     TOTAL RESEARCH CORPORATION
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Former Name if Applicable

5 INDEPENDENCE WAY, CN 5305
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Address of Principal Executive Office (STREET AND NUMBER)

PRINCETON, NJ  08543-5305
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
- ---              report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-KSB for the year ended 6/30/96 will be delayed because of a change in the accountants this year. There has been a delay in the new accountants receiving all the necessary information from the old accountants, therefore, the accountants have requested additional time to complete the report. (Attach Extra Sheets if Needed)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Eric Zissman                609                 520-9100
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been
         filed?  If answer is no, identify report(s).             X  Yes      No
                                                                ---      ---
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              X  Yes      No
                                                                ---      ---
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         See Enclosed Press Release.
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                           TOTAL RESEARCH CORPORATION
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  Sept 27, 1996                  By    /s/ [Signature Illegible]
     --------------------------         ----------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).

- --------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.
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NEWS RELEASE                                    CONTACT
                                                Anthony P. Galli
                                                (609) 520-9100

FOR IMMEDIATE RELEASE
(Friday, Sept. 27, 1996)



                TOTAL RESEARCH REORGANIZES FOR PROFITABLE GROWTH

         Record Revenues, New Management Structure, Global Cost-Cutting

              Expected To Improve Earnings in Current Fiscal Year


        PRINCETON, NJ, Sept. 27, 1996 -- In a major move to improve its profitability, Total Research Corporation (NASDAQ: TOTL) today announced Company-wide restructuring and dramatic cost reductions which the Company believes will greatly improve financial results for investors in this fiscal year.

        Lorin Zissman, Chairman and Chief Executive Officer of the 21-year-old international marketing research firm, also announced a management realignment and the streamlining of global operations into four divisions. "We have removed $2 million of expenses during this fiscal year," said Zissman, "through leaner and more efficient operations, without sacrificing our capabilities or the quality of our services."

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                                      -2-


        The Company cut its corporate overhead from ten percent to only five percent of revenue with the elimination of several senior positions. The Company announced earlier it would not replace its president, Hugh Devine, who retired recently but remains a member of the Board of Directors.

        "In addition to these and other cost-cutting measures," said Zissman, "we have moved the Company to a business/practice operating model with four divisions, each with critical revenue mass. The new operating model calls for controlled revenue growth of our core business with aggressive profit targets," said Zissman. "With greatly reduced operating expenses, growing sales and revenues, and our record backlog of work, we are primed to deliver good financial results for our investors by the end of this fiscal year," said Zissman.

        As a result of this new model, four new Division Presidents of the Company were named. They will serve on the Company's new seven-member Management Council chaired by Zissman, who also continues to set policy and guide the strategic direction of the Company.

        The newly named Division Presidents are Terri Flanagan, Mark Nissenfeld, Roger Thomas, and Patti Hoffman. They will be joined on the Council by Eric Zissman, Vice President of Finance and Administration, and Albert Angrisani, senior financial advisor to the Company and a member of the Board of Directors. Angrisani also serves as the Company's Management Council facilitator.


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                                      -3-


        Flanagan continues in her role as head of the Quality Management & Customer Loyalty Division, while Nissenfeld expands his role as head of the Global Health Care Division at the Company's headquarters office to include all health care business worldwide.

        Thomas, who manages Total Research Corporation's European operation in London, now heads a new worldwide Strategic Marketing Services Division which includes the Company's previous Consumer Services unit and the Information Technologies group. Thomas, who is also a member of the Board, will continue to oversee all of the Company's international alliances, currently in Argentina, Brazil and in Asia.

        A new U.S. Regional Offices Division will be managed by Hoffman, who also manages the Human Resources function of Total Research Corporation worldwide. The regional offices include Minneapolis, Chicago, Poughkeepsie, and Tampa.

        "We continue to serve our Fortune 500 clients with distinction, some 70 percent of our business coming from these satisfied customers," said Zissman. "Our cash from operations is positive and we expect it to become even stronger with better operating results. We are improving the overall earnings of our core business going forward, consistent with our new management structure and our increased commitment to accountability for results from each of our core businesses."



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                                      -4-


        The Company intends to report a 23 percent increase in revenues to $23,715,049 for fiscal 1996 but a net loss of $1,483,045 or $.15 per share as compared to net income of $759,500 or $.08 per share on revenues of $19,250,443 in fiscal 1995. Demand for the Company's services remained strong, with a record backlog of approximately $9.6 million in business on June 30, 1996 as compared to approximately $7.3 million for the same period in 1995.

        The Company will file its Form 10-K Annual Report with the SEC reflecting these financial numbers by the end of its extension period, October 13, 1996. The filing will reflect a restructuring charge of $1,101,500 in the fourth quarter, at least half of which is for non-cash items. Approximately 48 percent of the year's losses were directly attributable to restructuring charges. In addition, three of the Company's six business divisions generated losses and consequently have been restructured. Corporate development costs, enhancement to computer systems, extraordinary audit fees, and interest costs constituted the remaining loss.


                                          For The Year Ended June 30:
                                         1996                    1995
                                         ----                    ----

Revenues                              $23,715,049              $19,250,443

Net Income (Loss)                     $(1,483,045)             $   759,500

Net Income (Loss) Per Share           $      (.15)             $       .08

Weighted Shares Outstanding             9,882,108               10,031,750
